SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of July 2004

                              ASAT Holding Limited
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                 (Translation of registrant's name into English)

       14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong
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                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

       Form20-F |X|  Form40-F |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  |_|  No |X|

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       On July 30, 2004, the Company issued a press release announcing its preliminary first quarter fiscal 2005 financial results. A copy of the press release is attached as Exhibit 99.1.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ASAT Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004
ASAT Holdings Limited

By:
/s/  Jeffrey M. Dumas
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Jeffrey M. Dumas
Senior Vice President and General Counsel



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                                INDEX TO EXHIBITS

Exhibit No.   Description
-----------   -----------

99.1 Press release dated July 30, 2004, announcing preliminary first quarter fiscal 2005 financial results.